Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus)

Dated May 14, 2014

Filed pursuant to Rule 433 of the Securities Act of 1933

Registration No. 333-195176

On May 14, 2014, Zendesk, Inc., or Zendesk, filed Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-195176) to add disclosure regarding the indications of interest by certain existing stockholders of Zendesk to purchase approximately $25,000,000 of shares of common stock in its initial public offering. Amendment No. 3 may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1463172/000119312514197968/d727136ds1a.htm

Certain of our existing stockholders, including entities associated with Benchmark, Charles River Ventures, and Matrix Partners, each of which is an affiliate of a member of our board of directors, have indicated an interest in purchasing shares of common stock with an aggregate price of approximately $25,000,000 in this offering. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters may elect not to sell any shares in this offering to such stockholders or these stockholders may elect not to purchase shares in this offering. The underwriters will receive the same discount from shares of our common stock purchased by such stockholders as they will from other shares of our common stock sold to the public in this offering. Any shares purchased by such stockholders will be subject to lock-up restrictions described in the section of the preliminary prospectus entitled “Shares Eligible for Future Sale.”

Assuming an initial public offering price of $9.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of the preliminary prospectus, if such stockholders were to purchase the entire $25.0 million of our common stock, they would purchase an aggregate of 2,777,777 shares of our common stock in this offering. If such stockholders elect to purchase all such shares, assuming no exercise by the underwriters of their option to purchase additional shares, our executive officers, directors and stockholders holding more than 5% of our capital stock as of March 31, 2014, and their affiliates, will beneficially own, in the aggregate, approximately 56.0% of our outstanding shares of common stock upon completion of this offering.

If stockholders affiliated with members of our board of directors or other existing stockholders are allocated all or a portion of the shares in which they have indicated an interest in this offering and purchase any such shares, such purchase would reduce the available public float for our shares because such stockholders would be restricted from selling the shares by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by such stockholders in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not existing stockholders.

In addition to the foregoing, Amendment No. 3 includes changes in the following sections:

•	the cover page of the preliminary prospectus;

•	“Prospectus Summary—The Offering;”

•	“Risk factors—Risks Related To Ownership of Our Common Stock and this Offering—Participation in this offering by certain of our existing stockholders would reduce the public float for our shares;”

•	“Certain Relationships and Related Party Transactions;”

•	“Principal Stockholders;” and

•	“Underwriting.”

Zendesk has filed a registration statement, including a preliminary prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about Zendesk and this offering. You may obtain these documents for free on EDGAR by visiting the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649, or by email at prospectus@morganstanley.com; or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com.